Exhibit 2.11

DESCRIPTION OF SHARE CAPITAL

The following description of the share capital of Maris-Tech Ltd., or the Company, and certain provisions of its amended and restated articles of association and Israeli law are summaries, do not purport to be complete, and are qualified in their entirety by reference to the Company’s amended and restated articles of association, Israeli law and the other documents referenced herein.

Type and class of securities

Ordinary Shares

As of May 14, 2026, the Company’s authorized share capital consisted of 100,000,000 ordinary shares, no par value per share, or the Ordinary Shares, of which 9,819,341 Ordinary Shares were issued and 9,689,626 were outstanding.

All of the outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. The Ordinary Shares are not redeemable and are not subject to any pre-emptive rights.

The Ordinary Shares have been listed on the Nasdaq Capital Market under the symbol “MTEK” since February 4, 2022.

Warrants and Options

As of May 14, 2026, the Company had issued and outstanding warrants, or the IPO Warrants, to purchase an aggregate of 4,243,948 Ordinary Shares, with an exercise price of $5.25 per Ordinary Share. The IPO Warrants were issued as part of the Company’s initial public offering and have been listed on the Nasdaq Capital Market under the symbol “MTEKW” since February 4, 2022.

In addition, as of May 14, 2026, the Company had issued and outstanding warrants issued to investors, consultants, advisors and the representative of the underwriters in the Company’s initial public offering to purchase an aggregate of 430,529 Ordinary Shares, with exercise prices ranging between $1.06 and $5.25 per Ordinary Share.

As of May 14, 2026, the Company had outstanding options to purchase an aggregate of 574,090 Ordinary Shares granted to certain employees, directors and consultants, under the Company’s 2021 Share Option Plan, as amended, or the 2021 Share Option Plan. An additional 177,143 Ordinary Shares are reserved for future issuance under the 2021 Share Option Plan.

Articles of Association

Directors

The Company’s board of directors directs the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer and the exercise of his or her powers. The Company’s board of directors may exercise all powers that are not required under the Israeli Companies Law 5759-1999, or the Companies Law, or under the Company’s amended and restated articles of association to be exercised or taken by the Company’s shareholders.

Rights Attached to Shares

The Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of the Company’s general meetings, whether regular or special, with each Ordinary Share entitling its holder, present in person or by proxy or voting by written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon the Company’s dissolution, in the distribution of the Company’s assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to the Company’s amended and restated articles of association, a class of the Company’s directors is elected at each annual general meeting of the Company’s shareholders and serve on the Company’s board of directors until the third annual general meeting following the annual general meeting at which such director was elected (except for external directors) or until he or she earlier dies or resigns or is removed by a vote of 70% of the voting power at an annual general meeting of the Company’s shareholders or upon the occurrence of certain events, in accordance with the Companies Law and the Company’s amended and restated articles of association.

The Company’s amended and restated articles of association provide for a staggered board of directors, and the Company’s directors are generally elected by the general meeting and, other than under certain exceptions, serve in office until the third annual general meeting after the general meeting in which such director was appointed, at which time the directors will be brought for re-election or replacement.

At each annual general meeting, the election or re-election of directors whose term of office has expired will be for a term expiring at the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director deemed to be re-elected is generally the director that served the longest period since his or her appointment or last re-election. If more than one director served the longest time, the board of directors will decide which of such directors will be brought for re-election at the relevant general meeting.

Annual and Special Meetings

Under Israeli law, the Company is required to hold an annual general meeting of the Company’s shareholders once every calendar year, at such time and place as shall be determined by the Company’s board of directors, provided that it must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. The Company’s board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of the Company’s directors or such number of directors equal to one quarter of the directors then in office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of the Company’s outstanding issued shares and 1% of the Company’s outstanding voting power or (ii) 5% or more of the Company’s outstanding voting power, or the Non Exempted Holding.

However, under exemptions applicable to Israeli companies whose securities are listed on stock exchanges outside of Israel, or the Exemptions Regulations, the board of directors of an Israeli company must convene a special meeting at the request of one or more shareholders holding at least 10% of the issued and outstanding share capital, and at least 1% of the voting rights in the company, or one or more shareholders holding at least 10% of the voting rights in the company, provided that if the applicable law applicable to companies incorporated in the country in which the company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than 10%, then the Non Exempted Holding shall apply.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter on the agenda of the general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such matter at the general meeting of shareholders. However, under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel may request the company’s board of directors to include a nomination of a candidate for a position on the board of directors or the termination of a director, as an item on the agenda of a future general meeting, provided that the shareholder holds at least 5% of the voting rights of the company.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four (4) and sixty (60) days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of the Company’s shareholders:

●	amendments to the Company’s amended and restated articles of association;

●	the exercise of the Company’s Board of Directors’ powers by a general meeting if the Company’s board of directors is unable to exercise its powers and the exercise of any of its powers is required for the Company’s proper management;

●	appointment or termination of the Company’s auditors;

●	appointment of directors, including external directors (other than with respect to circumstances specified in the Company’s amended and restated articles of association);

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of the Company’s authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	dissolution of the company by the court, voluntary dissolution, or by voluntary dissolution in an expedited procedure.

Notices

The Companies Law requires that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days (as applicable) prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law and the Company’s amended and restated articles of association, the quorum required for the Company’s general meetings consists of at least two shareholders present in person, by proxy, by written ballot or by means of an electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned either (i) to the same day of the following week, at the same hour and in the same place; (ii) to such other date, time and place as prescribed in the notice to the shareholders for such adjourned meeting; or (iii) to such day and at such time and place as the chairperson of the general meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). If no quorum is present within half an hour of the time arranged, the meeting shall be adjourned and at the adjourned meeting, any number of shareholders participating in the meeting shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be cancelled.

Adoption of Resolutions

The Company’s amended and restated articles of association provide that resolutions amending provisions of the amended and restated articles of association related to the staggered board of directors, the composition of the board of directors, and vacation of office of a director, will require an affirmative vote of 70% of the voting power represented at a general meeting and voting thereon. Other than that, and unless otherwise required under the Companies Law and the Company’s amended and restated articles of association, all resolutions of the Company’s shareholders require a simple majority vote. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present at a general meeting of the affected class or by the written consent of all the shareholders of the affected class.

The increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify or derogate from or cancel the rights attached to the previously issued shares of such class or of any other class.

Limitations on the Right to Own Securities in the Company

There are no limitations on the right to own the Company’s securities in the Company’s amended and restated articles of association. In certain circumstances the IPO Warrants have restrictions upon the exercise of such warrants if such exercise would result in the holders thereof owning more than 4.99% or 9.99% of the Company’s Ordinary Shares upon such exercise, as further described below.

Provisions Restricting Change in Control of the Company

The Company’s amended and restated articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company’s board of directors. Other than that, there are no specific provisions of the Company’s amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company. However, as described below, certain provisions of the Companies Law may have such effect.

Merger

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements under the Companies Law are met, by a majority vote of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The term “Special Majority” as used herein means the approval standard described in section 275(a)(3) of the Companies Law:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the merger (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the merger does not exceed 2% of the aggregate voting rights of the company.

Special Tender Offer

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

However, under the Exemptions Regulations, the aforesaid limitations regarding a special tender offer do not apply for an Israeli company whose shares are listed outside of Israel, provided that if the law applicable to companies incorporated in the country in which the company’s securities are listed for trading provides a restriction on the acquisition of control of any proportion of the company, or requires a purchaser acquiring control of any proportion of the company to offer to purchase shares held by the public, then such restrictions shall apply.

Full Tender Offer

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of a certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Tax Considerations for Acquisitions

Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in the Company’s Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase the Company’s authorized share capital by the creation of new shares of an existing class or a new class, as determined by the general meeting;

●	cancel any authorized share capital that has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of the Company’s share capital into shares of larger nominal value than the Company’s existing shares;

●	subdivide the Company’s existing shares or any of them, the Company’s share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce the Company’s share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

Exclusive Forum

The Company’s amended and restated articles of association provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act and that any person or entity purchasing or otherwise acquiring any interest in any security of the Company shall be deemed to have notice of and consented to this exclusive forum provision.

Staggered Board

The Company’s amended and restated articles of association provide for a split of the board of directors into three classes with staggered three-year terms. At each annual general meeting of the Company’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director to be retired and re-elected will generally be the director who has served the longest period since his or her appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

IPO Warrants

The following summary of certain terms and provisions of the IPO Warrants is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement between the Company and VStock Transfer, LLC, as warrant agent, and the form of the IPO Warrant, both of which are filed as exhibits to the Annual Report on Form 20-F for the year ended December 31, 2025.

Exercisability

The IPO Warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance, or until February 1, 2027. The IPO Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice and, at any time a registration statement registering the issuance of the Ordinary Shares underlying the IPO Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Ordinary Shares purchased upon such exercise. If a registration statement registering the issuance of the Ordinary Shares underlying the IPO Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the IPO Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Ordinary Shares determined according to the formula set forth in the IPO Warrant. No fractional shares will be issued in connection with the exercise of an IPO Warrant. In lieu of fractional shares, the Company will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

Exercise Limitation

A holder does not have the right to exercise any portion of the IPO Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the IPO Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to the Company.

Exercise Price

The exercise price per whole Ordinary Share purchasable upon exercise of the IPO Warrants is $5.25 per Ordinary Share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to the Company’s stockholders.

Transferability

Subject to applicable laws, the IPO Warrants may be offered for sale, sold, transferred or assigned without the Company’s consent.

Warrant Agent

The IPO Warrants were issued in registered form under a warrant agent agreement between VStock Transfer, LLC, as warrant agent, and the Company. The IPO Warrants were initially represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions

In the event of a fundamental transaction, as described in the IPO Warrants and generally including any reorganization, recapitalization or reclassification of the Company’s Ordinary Shares, the sale, transfer or other disposition of all or substantially all of the Company’s properties or assets, the Company’s consolidation or merger with or into another person, the acquisition of more than 50% of the Company’s outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by the Company’s outstanding Ordinary Shares, the holders of the IPO Warrants will be entitled to receive upon exercise of the IPO Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the IPO Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the IPO Warrants.

Rights as a Stockholder

Except as otherwise provided in the IPO Warrants or by virtue of such holder’s ownership of the Company’s Ordinary Shares, the holder of an IPO Warrant does not have the rights or privileges of a holder of the Company’s Ordinary Shares, including any voting rights, until the holder exercises the IPO Warrant.

Governing Law

The IPO Warrants and the warrant agent agreement are governed by New York law.

Exclusive Forum

The agreement governing the IPO Warrants provides that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the IPO Warrant (whether brought against a party thereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan and that the investors irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. The warrant agent agreement has similar provisions. In addition, the warrant agent agreement provides that the Company and the warrant agent each waive the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agent agreement. Each of the IPO Warrants and the warrant agent agreement provides that the foregoing provisions do not limit or restrict the federal district court in which a party may bring a claim under the U.S. federal securities laws.